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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   ------------

                         For the Month of February 2003

                                   ------------

                         (Commission File. No 0-20390)

                                   ------------

                            ID BIOMEDICAL CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

               1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6
               -----------------------------------------------------
               (Address of principal executive offices and zip code)

          Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

        Form 20-F          40-F   X
                  -----         -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes:               No:   X
             -----             -----
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ID Biomedical Corporation

                                 By: /s/ ANTHONY HOLLER
                                     ------------------------------------------
                                     Anthony F. Holler, Chief Executive Officer

Date: February 14, 2003
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                          MATERIAL CHANGE REPORT UNDER

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SIMILAR PROVISIONS OF OTHER APPLICABLE LEGISLATION

ITEM 1.  REPORTING ISSUER

         STATE THE FULL NAME AND ADDRESS OF THE PRINCIPAL OFFICE IN CANADA OF THE REPORTING ISSUER

         ID Biomedical Corporation (the "Company")
         1510 - 800 West Pender
         Vancouver, BC
         V6C 2V6
         Telephone: (604) 431-9314
         Fax:       (604) 431-9378

ITEM 2.  DATE OF MATERIAL CHANGE

         February 12, 2003.

ITEM 3.  PRESS RELEASE

         STATE THE DATE AND PLACE OF ISSUANCE OF THE PRESS RELEASE ISSUED PURSUANT TO SECTION 85(1) OF THE ACT

         A press release was issued by the Company on February 12, 2003 at Vancouver, British Columbia.

ITEM 4.  SUMMARY OF MATERIAL CHANGE

         PROVIDE A BRIEF BUT ACCURATE SUMMARY OF THE NATURE AND SUBSTANCE OF THE MATERIAL CHANGE

         ID Biomedical announced preliminary data from the most recent clinical study of its FluINsure intranasal, non-live, influenza vaccine.

ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

         In this "challenge" study, volunteers who were pre-selected for low titers of antibody to the challenge strain (A/Panama/2007/99, an A/H3N2 virus) were assigned, in a randomized and blinded manner, to three groups: one group receiving a single dose of FluINsure, one group receiving two doses of FluINsure, and one group receiving placebo. The study enrolled 75 volunteers, and of these, 67 were challenged with influenza (8 people either declined to undergo challenge or were excluded because they had signs of the common cold and could not be
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         challenged). The clinicians conducting the study evaluated each individual for a variety of clinical signs of influenza, such as fever, respiratory illness, and systemic illness.

         The results of the study show a clear trend of efficacy from placebo, to the one-dose, to the two-dose cohort. Among subjects who had been given placebo, 48% had influenza-like illness (defined by meeting criteria for any one of upper respiratory illness, lower respiratory illness, fever and/or other systemic symptoms). In the two-dose group, 19 of 22 volunteers (86%) met no illness criteria. This represents a 71.4% reduction in illness relative to placebo, which is statistically significant (p = 0.043). Furthermore, FluINsure immunization resulted in complete elimination of all measures of systemic illness (100% protection against fever, headache, myalgia/arthralgia) in the two-dose group. In the one-dose group, the percentage of those meeting no criteria for influenza-like illness was less, and did not attain significant difference from placebo. However, analysis of a secondary endpoint reflecting upper respiratory illness severity, showed a statistically significant downward trend (p = 0.013) across both the one- and two-dose groups, with either active treatment group individually being significantly lower than placebo. In addition, relative to placebo, there was an approximate 40% reduction in systemic illness (fever, headache, myalgia/arthralgia) in the one-dose group.

         Analysis of all the serum and mucosal antibody responses, as well as viral shedding data from this trial will be completed in Q2. The Company expects complete results of the study to be submitted for peer-reviewed publication later this year.

         Dr. Holler added that based on the positive data of this trial and of immunogenicity data from previous trials, the Company will conduct, in Q2-Q3 of this year, a second challenge study to demonstrate protection using reduced dose levels and a trial using an advanced formulation suitable for field studies and for testing in a pediatric population. Both one and two dose regimens will be evaluated.

ITEM 6.  RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

         IF THE REPORT IS BEING FILED ON A CONFIDENTIAL BASIS IN RELIANCE ON
         SECTION 85(2) OF THE ACT, STATE THE REASONS FOR SUCH RELIANCE

         This report is NOT being filed on a confidential basis.

ITEM 7.  OMITTED INFORMATION

         There are no significant facts required to be disclosed herein which have been omitted.


                                       -2-
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ITEM 8.  SENIOR OFFICERS

         For further information please contact:

         Name:      Todd R. Patrick
         Title:     President/Chief Operating Officer
         Telephone: (604) 431-9314

ITEM 9.  STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material changes referred to herein.

         DATED at Vancouver, British Columbia, this 14th day of February, 2003.


                                              /s/ DEBORAH BOWERS
                                              ---------------------------------
                                              Deborah Bowers,
                                              Corporate Secretary


                                       -3-